UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Unilever N.V.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable)

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Unilever Corporate Holdings Nederland B.V.

(Name of Person(s) Furnishing Form)

6% Preference Subshares

7% Preference Shares

Depositary Receipts for 7% Preference Subshares

(Title of Class of Subject Securities)

6% Preference Subshares – ISIN Code NL0000388742

7% Preference Shares – ISIN Code NL0000388726

Depositary Receipts for 7% Preference Subshares – ISIN Code NL0000388684

(CUSIP Number of Class of Securities (if applicable)

Michiel Roovers

Unilever N.V.

Weena 455

3013 AL Rotterdam

The Netherlands

Tel: +44 (0)20 7822 5500

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 11, 2017

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)  The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description of Exhibit

Exhibit 1.1	Offer Memorandum dated October 11, 2017.

Exhibit 1.2

Joint Press Release dated October 11, 2017, by Unilever Corporate Holdings Nederland B.V., Unilever PLC and Unilever N.V. pursuant to the provisions of Section 10 Paragraph 3 and Section 20 Paragraph 2 in conjunction with Section 18 Paragraph 3 of the Netherlands Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) in connection with the recommended public offer by Unilever Corporate Holdings Nederland B.V. for all preference shares in the capital of Unilever N.V.

Exhibit 1.3

Position statement of Unilever N.V. dated October 11, 2017, in which the board of Unilever N.V. fully supports and unanimously recommends the Offer to the holders of the preference shares for acceptance.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1	Annual Report and Accounts 2016 (incorporated by reference to Unilever N.V.’s Annual Report on Form 20-F (File No: 001-04547) filed with the SEC on February 28, 2017).

Exhibit 2.2	Articles of Association of Unilever N.V. (incorporated by reference to Exhibit 1.1 of Unilever N.V.’s Annual Report on Form 20-F (File No: 001-04547) filed with the SEC on March 8, 2013).

PART III - CONSENT TO SERVICE OF PROCESS

(1)                                 A written irrevocable consent and power of attorney on Form F-X is being filed with the Commission concurrently with the furnishing of this Form.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Unilever Corporate Holdings Nederland B.V.

By:	/s/ Michiel Roovers
Name:	Michiel Roovers
Title:	Director
Date:	October 11, 2017

By:	/s/ Reinout van Gelder
Name:	Reinout van Gelder
Title:	Director
Date:	October 11, 2017